Exhibit 99.1

Sound Group Inc. Files 2024 Annual Report on Form 20-F

SINGAPORE, April 29, 2025 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, with the Securities and Exchange Commission (the "SEC") on April 29, 2025 (U.S. Time). The annual report, which contains the Company's audited consolidated statements, can be accessed on the SEC's website at http://www.sec.gov and the Company's investor relations website at https://ir.soundgroupinc.com.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@soundgroupinc.com or the Investor Relations Department at Sound Group Inc., 108 Robinson Road, #09-01 Singapore 068900.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com